SILVER STANDARD RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND
RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2011

1.	FIRST QUARTER 2011 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	REVIEW OF PROJECTS

6.	SUMMARIZED FINANCIAL RESULTS

7.	FINANCIAL POSITION AND LIQUIDITY

8.	CAPITAL RESOURCES

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

10.	OTHER RISKS AND UNCERTAINTIES

11.	RELATED PARTY TRANSACTIONS

12.	SIGNFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

13.	NON-GAAP MEASURES

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

15.	FUTURE ACCOUNTING CHANGES

16.	INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

17.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

SILVER STANDARD RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2011

The following Management’s Discussion and Analysis (“MD&A”) is intended to supplement the unaudited interim consolidated financial statements of Silver Standard Resources Inc. (“Silver Standard” or “the Company”) for the three months ended March 31, 2011, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS is set out in note 25 to these interim consolidated financial statements.

The MD&A should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2010 prepared in accordance with Canadian GAAP, the related MD&A, and the most recent Form 20-F on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities, with reference to the reconciliation referred to above. All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of May 9, 2011.

Additional information relating to the Company, including the annual information form, is available on SEDAR at www.sedar.com, and on the EDGAR section of the SEC website at www.sec.gov.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein.

1. FIRST QUARTER 2011 HIGHLIGHTS

Produced 1.7 million ounces of silver at an average cash production cost (net of by product zinc credits) of $10.93 per ounce.

Zinc production exceeded forecast at 3.2 million pounds.

Sold a record 2.1 million ounces of silver at a realized average price of $31.10 generating revenue of $60.1 million. This revenue included our first zinc concentrate sale of 4.6 million pounds.

Generated net earnings of $9.9 million or $0.12 per share.

Generated operating cash flows of $21.8 million or $0.27 per share.

Realized $17.1 million of net cash proceeds from the partial exercise by the underwriters of the overallotment option granted in conjunction with the initial public offering of Pretium Resources Inc.

Announced entering into an agreement to 100% consolidate our ownership interest in the high-grade gold and silver San Luis project in Peru.

Commissioned, on budget and on schedule, the tertiary crushing circuit at Pirquitas. Estimated crushing capacity is forecast to exceed 5,000 tonnes per day.

Appointed Joe Phillips, Senior Vice President, Operations and Development. Additional appointments include Bruce Kennedy, General Manager, Pirquitas and James Moore, General Manager, San Luis.

Subsequent to the quarter, realized C$115 million of gross cash proceeds from the sale of 11.5 million units in Pretium Resources Inc.

2. OUTLOOK

We expect to produce approximately 8.5 million ounces of silver in 2011 at an average cash production cost of $9.00 per ounce of silver (net of by-product credits), unchanged from our previous guidance. Including third-party charges of smelting, refining, transportation, royalty and production taxes, average cash operating cost is estimated at $19 per ounce of silver; and including non-cash depreciation, amortization and reclamation costs, total production cost is estimated at $23 per ounce of silver. This compares to the previous guidance of $15 and $19 per ounce of silver respectively. The increase is primarily due to the increase in silver prices and its effect on the third party charges.

We also expect to produce approximately 10 million pounds of zinc in 2011, unchanged from our previous guidance.

Please refer to the cautionary note regarding forward looking statements and non-GAAP financial performance measures contained in this MD&A.

3. BUSINESS OVERVIEW

Silver Standard is engaged in the operation, exploration, development and acquisition of silver dominant properties primarily in the Americas.

The Company’s strategic focus is on optimizing production of silver from the Pirquitas mine and on advancing other principal development and exploration projects, including San Luis, Pitarrilla, Diablillos, Nazas and San Agustin. The Company has a large in-ground silver position and looks to exploit this for the value of the Company’s shareholders, and certain projects also contain significant gold resources and base metals. The Company will grow through the development of core projects whilst monetizing others to support funding requirements.

4. RESULTS OF OPERATIONS

Pirquitas Mine, Argentina

	March 31	December 31	September 30	June 30	March 31
Operating data	2011	2010	2010	2010	2010
Tonnes milled	307,745	313,051	320,174	345,661	276,375
Silver head grades (g/t)	233	267	283	240	129
Silver recoveries (%)	73.6	76.3	66.3	63.7	53.2
Silver (ounces)
- produced	1,697,294	2,067,438	1,932,978	1,692,466	609,258
- sold	2,053,573	1,621,363	2,316,447	1,091,911	906,936

Average realized silver price ($/per ounce)	31.10	26.93	19.43	18.12	17.43
Average London spot silver price ($/per ounce)	31.66	26.43	18.96	18.32	16.76

Cash production cost ($/per oz) (1)	10.93	9.47	10.42	11.27	29.32
Cash operating cost ($/per oz) (1)	23.23	16.07	16.94	14.98	36.61
Total production cost ($/per oz) (1)	27.52	18.82	20.76	19.24	47.69

Financial Data
Revenue (000s)	60,053	45,077	41,557	14,091	11,531
Earnings (loss) from mine operations	27,859	19,313	10,990	425	(16,594)
Exploration expenditures	12,857	4,513	28,599	14,874	4,860

(1)

Costs per ounce – the Company reports non-GAAP cost per ounce of silver produced to manage and evaluate operating performance at the Pirquitas mine. For a better understanding of these measures, please refer to the reconciliation of this measure to our cost of sales, as shown in our consolidated Statement of Income (Loss), which can be found in the non-GAAP measures section of this MD&A.

The Pirquitas mine produced 1.7 million ounces of silver during the first quarter of 2011 compared with 2.1 million ounces in the fourth quarter of 2010 and 0.6 million ounces of silver in the first quarter of 2010. Production levels significantly exceeded the first quarter of 2010 due to the ramping up of production throughout 2010 to design levels. In the first quarter of 2011, commissioning of a tertiary crushing circuit, and the implementation of crushing circuit de-bottlenecking initiatives increased capacity to greater than 5,000 tonnes per day. These activities lead to planned plant downtime and therefore lower silver production compared to the fourth quarter of 2010.

During the first quarter of 2011, 307,745 tonnes of ore were processed at an average milling rate of 3,419 tonnes per day, compared to 313,051 tonnes at an average of 3,440 tonnes per day achieved in the fourth quarter of 2010 and 276,375 tonnes at an average milling rate of 3,070 tonnes per day in the first quarter of 2010.

The Pirquitas mine has been processing sulphide ores since the third quarter of 2010. The metallurgical response to the sulphide ore has been in line with expectations and overall silver recovery rates are approaching feasibility study expectations. The ore contained silver head grades of 233 grams/tonne and achieved recoveries of 74%, compared to silver head grades of 267 grams/tonne and achieved recoveries of 76% in the fourth quarter of 2010 and the transitional ore which contained silver head grades of 129 grams/tonne and achieved recoveries of 53% in the first quarter of 2010. Silver grades were lower in the first quarter 2011 compared with the fourth quarter 2010 due to abnormal rainfall that prevented accessing areas of the pit outlined for mining. Silver recovery was down slightly in the first quarter 2011 due to lower silver grade and decreased throughput.

The zinc flotation circuit was re-commissioned during the fourth quarter of 2010, and as a result separate silver and zinc concentrates are now being produced, with the first sales of zinc concentrate occurring in January 2011. Zinc production totaled 3.2 million pounds in the first quarter of 2011 and was higher than forecast due to better than expected metallurgical performance. Zinc sales totaled 4.5 million pounds, including zinc inventory produced in the fourth quarter of 2010 and the first quarter of 2011.

Test work of the tin circuit is underway at a number of laboratories globally, with the objective to improve the tin recovery while maintaining a good final concentrate tin grade. Preliminary results of this testwork are expected later in 2011.

Cash production costs in the first quarter were $10.93 per ounce compared to $9.47 per ounce in the fourth quarter of 2010 and $29.32 per ounce in the first quarter of 2010. This was driven by lower silver production in 2011 compared to the fourth quarter of 2010, but significantly higher production than the first quarter of 2010. Cash operating costs, which includes treatment and refining costs, royalties and production taxes, were $23.23 per ounce compared to $16.07 per ounce in the fourth quarter of 2010 and $36.61 per ounce in the first quarter of 2010. The increased costs are a function of the higher sales price in the first quarter of 2011 resulting in increased third party charges. These costs include treatment and refining charges which are recorded for the actual ounces sold during the quarter, consequently on a per ounce basis, the variability from quarter to quarter is partially due to the difference between production and sale volumes. Total production costs, including depreciation and amortization, were $27.52 per ounce in the first quarter of 2011 compared to $18.82 in the fourth quarter of 2010 and $47.69 in the first quarter of 2010. The high depreciation per unit in the first quarter of 2010 is again representative of the units produced in the period because depletion and depreciation is largely a fixed cost.

A total of 2.1 million ounces of silver was sold during the first quarter of 2011 for total silver revenues of $56.4 million, which represents an average realized silver price of $31.10 per ounce. This compares to sales of 1.6 million ounces of silver in the fourth quarter of 2010 with an average realized price of $26.93 per ounce for revenues of $45.1 million and 0.9 million ounces of silver in the first quarter of 2010, with an average realized silver price of $17.43 per ounce for revenues of $11.5 million. Zinc sales in the first quarter of 2011 generated revenues of $3.7 million.

The mine generated $24 million of cash flow in the first quarter of 2011.

Fiscal stability agreement

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements. In December 2007 the National Customs Authority of Argentina levied an export duty of approximately 10% on concentrates for projects with fiscal stability agreements predating 2002. The Company has been advised that the project is subject to this export duty despite rights under the fiscal stability agreement from 1998. The legality of the export duty has been challenged and is currently under review by the court in Argentina. In July 2010, the Company filed a claim in provincial Argentina court for repayment of export duties paid to date and for an order to cease payment of the export duty until the matter is decided by the court. An order was granted effective September 29, 2010 to cease payment of the export duty pending the decision of the courts, and in April 2011 a government appeal against this order was denied.

Up to March 31, 2011 the Pirquitas mine has paid $6.6 million in duties, however, despite the order to cease payment, the Company has continued to accrue duties in full until the outcome of the claim is known with certainty. At March 31, 2011, the accrual totaled $6.9 million, and $3.9 million has been included in cost of sales for the period. If these duties are recovered the benefit will be recognized in the statement of earnings for the full amount in the period recovery becomes virtually certain.

5. REVIEW OF PROJECTS

San Luis, Peru

A total of $1.1 million was spent at the San Luis Joint Venture project in Peru during the quarter compared to $3.1 million in the first quarter of 2010. The feasibility study on placing the project into production was completed in 2010.

With the completion of the feasibility study, we had vested a 70% interest in the San Luis Joint Venture. On February 28, 2011 the Company reached an agreement to acquire the remaining interest in the San Luis project from our joint venture partner Esperanza Resources Corp. (“Esperanza”). Upon completion of the acquisition the Company will own 100% of the project. Under the terms of the agreement the consideration will be C$17 million in cash, the transfer to Esperanza of the 6.459 million shares of Esperanza that the Company owns, and the grant to Esperanza of a 1% net smelter return royalty on future revenues.

During the period, we continued to negotiate long-term land access agreements. Throughout the rest of 2011 we are working to achieve the long-term land access agreements and the required Environmental Impact Study to enable a construction decision. Presently, the San Luis project comprises proven and probable mineral reserves of 0.21 million ounces of gold and 5.1 million ounces of silver.

Pitarrilla, Mexico

A total of $7.6 million was spent in the first quarter of 2011 at the wholly-owned Pitarrilla project located in Durango, Mexico compared to $1.8 million in the same period in 2010. The main expense during the three months ended March 31, 2011 was the purchase of two near-new condition ball mills, which are being considered as an integral part of the future plant.

During the quarter, a program was designed and initiated to re-evaluate the resources of oxidized silver mineralization at the Pitarrilla project, which are distributed between five separate potentially open-pittable zones. The program will involve the diamond drilling of at least 65 holes for in-fill exploration data, geotechnical data and metallurgical information. In addition to the drilling, 3,463 pulverized core samples from previous drilling campaigns will be analyzed for cyanide leach capability and a further 45 composite samples were collected for bottle-roll leach testing. The objective of this work program is to determine whether a staged approach to mine development is feasible at the Pitarrilla project, where an open-pit operation might precede the underground mining of sulphide resources at Breccia Ridge.

The Pitarilla project has probable mineral reserves of 91.7 million ounces of silver, measured and indicated resources of 551.6 million ounces of silver and 82.2 million ounces of silver inferred.

Nazas, Mexico

A total of $0.8 million was spent during the period at our 100% owned Nazas property, compared to $0.3 million during the corresponding period in 2010. The Nazas property, which covers approximately 236 square kilometers, is centered about 20 kilometers east of the Pitarrilla Project and covers an extensive system of epithermal veins and related hydrothermal alteration where numerous gold and silver geochemical anomalies have been identified. The northern claims of the Nazas property were acquired in 2010 and exploration work was initiated in the second half of 2010, involving geological mapping, rock sampling and a comprehensive program of geophysical surveying with four different survey methods being performed. The geophysical surveying continued through the first quarter of 2011 and a diamond drill program, with a minimum of 7,500 meters, will start in the next quarter. The target at the Nazas property is a system of ‘Fresnillo-type’ silver-rich polymetallic veins.

Diablillos, Argentina

A total of $0.5 million was spent at the wholly-owned Diablillos project silver-gold project located 275 kilometers south of the Pirquitas Mine in northwestern Argentina, compared to $0.3 million in the first quarter of 2010.

These expenditures were primarily on engineering and metallurgical studies done as part of a preliminary economic assessment which is expected to be completed in the first half of 2011. The PEA will evaluate open pit mining with a conventional milling operation and heap-leach processing of some portion of the deposit. Preliminary metallurgical test-work to assess the heap-leaching characteristics of the gold-silver mineralization has been completed, with additional leach tests being planned for later in 2011.

A small exploration program was also conducted at the Diablillos project during the quarter. This work involved following up on gold anomalies defined by geochemical sampling done by previous owners. These anomalies were re-examined to determine if mechanical trenching and additional sampling should be carried out at some of them. The objective of this fieldwork is to identify satellite zones of near-surface oxidized gold mineralization that would be complimentary to the resources defined in the main Oculto deposit.

The Oculto deposit at the Diablillos project has indicated mineral resources that total 0.64 million ounces of gold and 77.1 million ounces of silver, with additional inferred resources totaling 0.19 million ounces of gold and 6.3 million ounces of silver.

San Agustin, Mexico

A total of $0.2 million was spent during the first quarter at the wholly-owned San Agustin project located in Durango State, Mexico consistent with the $0.2 million spent in the same period in 2010. A comprehensive program of geophysical surveying was completed over most of the property; the main objective was to outline zones of anomalous geophysical response that could indicate the continuation of known low-grade gold-zinc-silver mineralization to depth and laterally. The geophysical surveys were also designed to assess the property’s potential for hosting bodies of relatively high-grade polymetallic mineralization.

In addition, a study to evaluate the economic potential of heap-leach processing of the ‘oxide’ gold mineralization was completed in 2010, and a 5,000 meter diamond drilling program is planned for 2011 with the objective of expanding the near surface oxidized gold resource. Detailed metallurgical studies will be undertaken in 2011 and will focus on the gold recovery characteristics of the oxide gold mineralization.

Presently, the San Agustin project comprises indicated mineral resources of 1.59 million ounces of gold and 47.8 million ounces of silver, along with inferred resources of 1.06 million ounces of gold and 36.9 million ounces of silver.

6. SUMMARIZED FINANCIAL RESULTS

The following table sets out selected quarterly results, which are stated in thousands of U.S. dollars, except per share amounts.

	2011	2010				2009 (1)
	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
Revenue	60,053	45,077	41,557	14,091	11,531	5,442	-	-	-
Earnings (loss) from mine operations	27,859	19,313	10,990	425	(16,594)	(2,523)	-	-	-
Earnings (loss)	9,943	367,164	(10,408)	(9,386)	(3,376)	(9,126)	(95)	(1,374)	(2,598)

Basic earnings (loss) per share	$0.12	4.63	(0.13)	(0.12)	(0.04)	(0.13)	(0.00)	(0.02)	(0.04)
Dliuted earnings (loss) per share	$0.12	4.60	(0.13)	(0.12)	(0.04)	(0.13)	(0.00)	(0.02)	(0.04)

Cash and cash equivalents	260,733	232,311	35,839	57,719	102,995	26,659	42,886	52,835	107,723
Total assets	1,178,644	1,147,990	717,749	701,356	721,795	749,925	718,259	653,622	650,512
Working capital	335,764	306,891	65,201	89,429	117,441	24,515	27,036	37,890	92,440
Convertible notes	118,422	118,201	114,517	113,981	110,429	112,815	109,563	109,396	106,217

(1)	Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS.

Three months ended March 31, 2011 compared to the three months ended March 31, 2010

Net earnings for the three months ended March 31, 2011 were $9.9 million ($0.12 per share) compared to a net loss of $3.4 million ($0.04 per share) in the first quarter of 2010. The following is a summary and discussion on significant components of income and expenses recorded during the quarter compared to the same period in the prior year.

During the first quarter 2011 the Company recorded revenues from the Pirquitas Mine of $60.1 million from the sale of 2.1 million ounces of silver with a realized price of $31.10 per ounce. This is compared with the first quarter of 2010 which recorded revenues of $11.5 million from the sale of 0.9 million ounces of silver with a realized price of $17.43. The increase in sales is reflective of the volume of production of the mine as it has been increasing towards designed rates, as well as the significant increase in the price of silver since the comparative period.

Cost of sales for the first quarter 2011 was $32.2 million compared to $28.1 million in the first quarter of 2010, which resulted in earnings from mine operations of $27.9 million in the first quarter of 2011 compared to a loss of $16.6 million in the first quarter of 2010. The increase in cost of sales is primarily due to the volume of product sold. Margins improved as a result of higher silver prices and because a significant majority of mine costs are fixed costs, which improves margins through increasing the volume of output. There was also an improvement in the operational efficiency at the mine, a focus on increasing plant throughput and recoveries resulting in higher production.

General and administration expenses for the three months ended March 31, 2011 were $6.6 million compared to $7.0 million in 2010. The most significant factor in this reduction is due to termination expenses of $1.1 million recorded in 2010 compared to $0.5 million in 2011, other expenses were consistent in the period.

In the three months ended March 31, 2010 the Company recorded a gain on sale of mineral properties of $13.1 million following the sale of the Company’s 100% interest in the Silvertip property located in British Columbia, Canada. Under the terms of the agreement, Silvercorp paid consideration of $14.9 million comprising cash of $7.1 million and 1,200,000 common shares of Silvercorp with a fair value of $7.8 million. There were no sales of mineral properties in the first quarter of 2011, but a net loss of $0.5 million was recorded which resulted from the final settlement of the underwriters’ overallotment and additional transaction costs incurred in 2011 in relation to the sale of the Snowfield and Brucejack properties in December 2010.

Included within other income (expenses) in 2011 was; reversal of an impairment of $2.4 million in relation to the convertible debenture receivable with Aurcana, following its renegotiation in March 2011, $2.3 million representing the Company’s share of the losses of Pretium, and the re-measurement of derivatives which resulted in a loss of $4.7 million for the first quarter of 2011 compared to a gain of $8.9 million in the first quarter of 2010. In 2010 the Company recorded a gain on the sale of marketable securities and other investments of $2.4 million following the disposal of 500,000 common shares of Canplats Resources Corporation (“Canplats”). There were no disposals of marketable securities in the period to March 31, 2011.

The foreign exchange gain for 2011 was $2.3 million compared to a loss of $1.1 million in 2010. The main exposure to foreign exchange risk is related to net monetary assets denominated in Canadian dollars and Argentinean pesos. Following the sale of the Snowfield and Brucejack properties in December 2010 the Company has a significant amount of cash in Canadian dollars which generated gains due to the strengthening of the Canadian dollar against the U.S. dollar. This was offset to an extent due to a weakening Argentine Peso against the U.S. dollar, on a net Peso asset balance.

In the three months ended March 31, 2011 there was an income tax expense of $4.3 million compared to recovery of $0.5 million in the first quarter of 2010. Of the total tax expense in 2011, $6.0 million is in relation to the Pirquitas mining operations and $3.5 million at the corporate level, and this is offset by deferred tax recoveries of $5.5 million resulting from temporary timing differences of the investment in Pretium Resources Inc (“Pretium”).

7. LIQUIDITY

At March 31, 2011, the Company held $260.7 million (December 31, 2010 - $232.3 million) in cash and cash equivalents and $33.0 million (December 31, 2010 - $33.5 million) in marketable securities. The increase in cash for the three months ended March 31, 2011 was mainly a result of cash inflows from operations of $21.8 million and $6.7 million generated from financing activities.

Operating Activities
The Company recorded a net cash inflow from operations of $21.8 million in the quarter, compared to an outflow of $16.2 million in the same quarter in 2010.

The inflow in 2011 was primarily from positive cash flows from the Pirquitas mine of $24 million, collection of tax credit receivables of $4.5 million, offset by general and administration expenses of $6.6 million and interest paid on the convertible notes of $3.1 million.

Financing Activities
The Company generated a total of $6.7 million in the three months ended March 31, 2011 through financing activities as compared to $108.4 million in the corresponding period in 2010.

In the first quarter of 2011, a total of 386,362 (2010 – 29,766) shares were issued on the exercise of stock options for total proceeds received of $6.7 million (2010 - $0.3 million). The weighted average exercise price of options exercised was C$17.11 (2010 - C$11.5) per share.

During the three months ended March 31, 2010, the Company closed a public share offering of 6,728,755 common shares at a price of $17.00 per share, for aggregate gross proceeds of $114.4 million. After deducting underwriting fees and offering expenses of $6.4 million, net proceeds were $108.0 million.

Investing Activities
The Company spent the following on its exploration projects during the quarter:

	Three months ended March 31
	2011	2010
	$000's	$000's

Berenguela	155	95
Challacollo	299	88
Diablillos	518	258
Pitarrilla	7,615	1,826
San Agustin	150	203
San Luis	1,079	3,114
Snowfield	-	934
Brucejack	-	361
Nazas	761	260
Other	428	329
Change in non-cash working capital	1,852	(2,608)

Cash spent on exploration and development properties	12,857	4,860

The most significant item of expenditure was $6.0 million spent at Pitarrilla for the purchase of two near-new condition ball mills. The Snowfield and Brucejack properties were sold in December 2010 and hence there was no expenditure in 2011.

During the three months ended March 31, 2011 the Company spent $1.6 million compared to $16.4 million in the prior period for sustaining capital at Pirquitas. Capital expenditure in 2011 was primarily on the increase in size of the tailings dam, and implementing a new tertiary crushing circuit, while the large cash expenditure in the same period in 2010 was primarily related to the payment of construction related payables from 2009.

The Company incurred $2.6 million in value added tax (“VAT”) primarily in Argentina related to the Pirquitas mine for the three months ended March 31, 2011 compared to $3.9 million in the prior year. During 2010, the Company submitted initial applications to the fiscal authorities to begin the process of recovering the VAT receivable. As metal concentrates continue to be exported, additional VAT applications will be submitted on an ongoing basis to recover the remaining balance of VAT receivable.

The Company did not sell any marketable securities during the first quarter of 2011, while proceeds of $2.4 million were received in the period ended March 31, 2010 from the sale of Canplats shares.

The Company received net proceeds of $17.0 million following the partial exercise of the over allotment option granted to the underwriters in relation to the sale in December 2010 of the Snowfield and Brucejack properties, compared to $6.9 million in 2010 following the completion of the sale of the Silvertip Project to Silvercorp which included net cash consideration $6.9 million.

Working capital

Working capital at March 31, 2011 was $335.8 million, an increase of $28.9 million from December 31, 2010. The increase in working capital resulted primarily from a $28.4 million increase in cash and cash equivalents, driven by positive cash flows from Pirquitas, cash received from options exercised and the cash received from the exercise of the overallotment option in January 2011. There was also an increase in inventory of $8.2 million, plus the reclassification of the convertible debenture from Aurcana of $8.6 million from a non-current to a current asset, which was offset by an increase in taxes payable of $10.5 million.

8. CAPITAL RESOURCES

Shareholders’ equity at March 31, 2011 was $955.4 million, an increase of $17.3 million from $938.1 million at December 31, 2010. This was due to the exercise of 386,362 options, stock based compensation and the comprehensive income reported for the period.

As at March 31, 2011 the Company had approximately 80.1 million common shares outstanding, with a share capital value of $687.1 million. The Company also has 4.0 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between 11.50 and 40.62.

The Company’s financial position at March 31, 2011, funds received subsequent to the period end, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to fund currently planned capital expenditures and to discharge liabilities as they come due. In addition, the Company is positioned to take advantage of strategic opportunities as they become available.

Outstanding share data
The authorized capital consists of an unlimited number of common shares without par value. As at May 9, 2011, the following common shares and options were outstanding:

	Number of	Exercise	Remaining
	Shares	Price	Life
		C$	(years)
Capital stock	80,313,001
Stock options	3,739,739	$11.50 - $40.62	0.3 - 9.5

Fully diluted	84,052,740

9. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company is exposed to a variety of financial risks as a result of its operations, including market risk (which includes commodity price risk, currency risk and interest rate risk), credit risk and liquidity risk. The Company’s overall risk management strategy seeks to minimise potential adverse effects on the Company’s financial performance. Risk management is carried out under policies approved by the Board of Directors.

The Company may, from time to time, use foreign exchange contracts, commodity price contracts and interest rate swaps to manage its exposure to fluctuations in foreign exchange, metal prices and interest rates. The Company does not have a practice of trading derivatives. In the past, the Company’s use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors. The risks associated with the Company’s financial instruments, and the policies on how the Company mitigates those risks are set out below.

a) Market Risk

This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which the Company is exposed are commodity price risk, currency risk and interest rate risk.

(i) Commodity Price Risk

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, and zinc. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

  global or regional consumption patterns;
  the supply of, and demand for, these metals;
  speculative activities;
  the availability and costs of metal substitutes;
  expectations for inflation; and
  political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas mine and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may be subject to significant fluctuations. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

A 10% change in the average commodity price for the period, with all other variables held constant, expressed in thousands of USD, would result in the following impact to the Company’s revenues:

	Three months ended
	March 31, 2011	March 31, 2010
	$	$
Silver	5,650	1,167
Zinc	367	-

(ii) Foreign Exchange Risk

The Company is exposed to currency risk where entities have transactions and balances in currencies that are not the same as their functional currency; exchange gains and losses in this situation impact earnings. Any exchange gains or losses on consolidation from the translation of a subsidiary’s functional currency into the presentation currency (USD) are taken to equity.

All of the Company’s sales are denominated in USD, and typically a high proportion of operating costs are denominated in local currencies i.e. Canadian dollar, Argentine Peso, Mexican peso etc. Therefore, subsidiaries that have the USD as their functional currency have currency exposure from their operating costs, and those that have another functional currency will have exposure from USD sales.

The Company monitors and manages this risk closely with the objective of ensuring its group wide exposure to negative fluctuations in currencies against the USD is minimised. As at March 31, 2011 the Company has not entered into any derivatives to mitigate this risk.

A 10% change in the United States dollar exchange rate on financial assets and liabilities denominated in the following currencies, with all other variables held constant, expressed in thousands of USD, would result in the following impact to the Company’s after tax earnings:

	Three months ended
	March 31, 2011	March 31, 2010
	$	$

Canadian dollar	(6,011)	(774)
Argentine Peso	(6,773)	(4,951)

(iii) Interest Rate Risk

Interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents, because they are the only financial instrument the Company holds that earns interest based on variable market interest rates. The long-term convertible debenture receivable and long-term convertible notes have fixed interest rates and are therefore not exposed to fluctuations in interest rates. The Company monitors its exposure to interest rates closely and has not entered into any derivative contracts to manage its risk.

As at March 31, 2011, the weighted average interest rate of our cash equivalents investment was 0.31% (2010 - 0.89%) . With other variables unchanged, a 1% increase (decrease) in the interest rate would increase (decrease) our net earnings by $623,000 (2010 - $613,000).

b) Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. The Company’s credit risk is limited to trade receivables in the ordinary course of business, the recovery of the convertible debenture and the recovery of value added taxes, and the quality of its financial investments.

Credit risk related to financial institutions and cash deposits The Company’s policy is only to utilise highly rated financial institutions and only to invest in government securities. The Company considers the risk of loss associated with cash deposits to be low.

Credit risk related to receivables The Company is subject to significant concentrations of credit risk related to trade receivables because all of its sales are to a single customer. However, the Company has not recorded an allowance against trade receivables because it is confident of the collectability based on the nature of its customer and historically all balances owed have been settled in full when due. In order to mitigate this risk the Company ensures a minimum creditworthiness of customers and monitors liquidity of available funds.

Credit risk related to other receivables The Company has a debenture receivable with Aurcana for $9.9 million (C$10million). A restructuring of the instrument in 2009 resulted in a write down of $2 million. On March 25, 2011 the Company renegotiated the terms of the convertible debenture receivable such that Aurcana will pay C$7 million on July 15, 2011 and the remaining C$3 million in quarterly instalments until July 15, 2012. The interest rate for the remainder of the arrangement was increased to 9%. The Company continues to monitor the collectability of the debenture and is confident as at March 31, 2011 that the carrying value is recoverable in full.

The Company’s maximum exposure to credit risk, expressed in thousands of USD, at March 31, 2011 is as follows:

	March 31	December 31
	2011	2010
	$	$
Cash and cash equivalents	260,733	232,311
Trade and other receivables	33,682	35,916
Other financial assets	11,997	9,051

At March 31, 2011 no amounts were held as collateral.

c) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support the Company’s current operations, expansion and development plans, and by managing its capital structure. The Company’s objective is to ensure that there are sufficient committed financial resources to meet its short-term business requirements for a minimum of twelve months.

The following is a maturity profile of financial liabilities presenting contractual undiscounted cash flows, and will therefore not always agree with amounts presented in the balance sheet, expressed in thousands of USD;

	Within 1 year	1-2 years	2-5 years	After 5 years	Total
	$	$	$	$	$

As at March 31, 2011

Financial liabilities
Trade and other payables	38,216	-	-	-	38,216
Convertible notes (i)	-	138,000	-	-	138,000
Interest on convertible notes	6,210	9,315	-	-	15,525
Asset retirement obligations	722	2,638	2,480	20,280	26,120
Capital expenditure requirements	576	210	-	-	786
Operating expenditure requirements	6,689	7,629	2,095	-	16,413
Minimum rental and lease payments	542	475	54	-	1,071
Total Financial liabilities	52,955	158,267	4,629	20,280	236,131

(i)

Convertible notes are due in 2028 but are expected to be repaid in 2013. The notes bear interest at 4.5% per annum and are convertible into common shares at a fixed conversion rate upon specified events.

The Company has no off balance sheet arrangements.

10. OTHER RISKS AND UNCERTAINTIES

Foreign operations

The Company currently conducts operations in Argentina, and has exploration projects in Mexico, Peru, Argentina, Chile, Australia as well as North America, and as such the Company is exposed to various levels of economic, political and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, royalties and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental permitting regulations. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability.

Environmental regulation

The Company’s activities are subject to extensive laws and regulations governing environmental protection which are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While responsible environmental stewardship is one of the Company’s top priorities, there can be no assurance that the Company has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Other

For further information regarding the Company’s operational risks, please refer to the section entitled ‘Risk Factors’ in the ‘Annual Report on Form 20-F’ for the year ended December 31, 2010, which is available at www.sedar.com.

11. RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2011, the Company recorded administrative, technical services and expense reimbursements of $48,000 (2010 - $19,000) from companies related by common directors or officers. At March 31, 2011, trade and other receivables include $78,000 (December 31, 2010 - $2,000) and trade and other payables include $619,000 (2010 - $nil) with these related parties. Any amounts due from and payable to related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are at normal business terms.

12. SIGNFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

As at March 31, 2011 the Company retained an ownership interest in Pretium of 42.31%, which was subsequently reduced to 28.86% with the completion of a secondary offering on April 8, 2011, in which the Company sold 11 million units of Pretium that comprised one common share and half of one purchase warrant to acquire an additional common share in Pretium for C$12.50. This investment is being accounted for under the equity method, and will continue to be following the secondary offering. The following table is an estimation of the assets and liabilities of Pretium at March 31, 2011:

	March 31	December 31
	2011	2010
	$000s	$000s
Cash and cash equivalents	45,270	47,129
Mineral properties	450,661	450,000
Other fixed assets	1,077	-
Other receivables and payables	496	(29)
Net assets	497,504	497,100

	Three months ended
	March 31	March 31
	2011	2010
	$000s	$000s
Stock based compensation	4,569	-
Other	760	-
Net loss	5,329	-

13. NON-GAAP MEASURES

Non-GAAP measures – Cash cost per ounce of silver

The Company uses the non-GAAP measures of cash production cost, cash operating cost and total production cost per ounce of silver to manage and evaluate operating performance. Although these measures are widely reported in the silver mining industry as benchmarks for performance, they do not have a standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of cash costs, cash operating costs and total production costs to cost of sales, as reported in our Consolidated Statement of Earnings (Loss):

	3 months ended March 31,
	2011	2010
	$000	$000

Cost of inventory	22,546	20,447
Inventory adjustment	(1,743)	(2,585)

Direct production expenses	20,803	17,862
By-product credits	(2,250)	-
Cash production costs	18,553	17,862

Third party smelting, refining and transportation costs	15,572	3,505
Production taxes & royalties	5,306	941

Cash operating costs	39,431	22,308

Depletion, depreciation and amortization per income statement	5,795	7,788
Depletion, depreciation and amortization in inventory adjustments	1,177	(1,043)
Reclamation	310	-

Total production costs	46,713	29,053

Production (ounces)	1,697,294	609,258

Cash production cost (per ounce)	10.93	29.32
Cash operating cost (per ounce)	23.23	36.61
Total operating cost (per ounce)	27.52	47.69

Non-GAAP measures – adjusted earnings

The Company has included the non-GAAP performance measure of adjusted net income and adjusted basic earnings per share. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements:

	3 months ended March 31,
	2011	2010
	$000's	$000's

Net income (loss) attributable to shareholders	9,943	(3,376)

Adjusted for:
Loss (gain) on sale of mineral property	539	(13,138)
Unrealised (gain) loss on financial instruments at FVTPL	4,716	(8,981)
Share of loss of associate	2,287	-

Adjusted net income	17,485	(25,495)

Weighted average shares outstanding (000's)	79,821	75,051

Adjusted basic earnings per share (cents)	0.22	(0.34)

14. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. The Company’s accounting policies are described in note 2 of the interim consolidated financial statements for the three months ended March 31, 2011.

Review of asset carrying values and impairment assessment In accordance with the Company’s accounting policy each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, reserves, operating costs, closure and rehabilitiation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty, hence there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

Determination of ore reserve and mineral resource estimates The Company estimates its ore reserves and mineral resources based on information compiled by qualified persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserve estimates being revised. Such changes in reserves could impact on depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

Determination of useful lives of property, plant and equipment The Company uses the units of production method to depreciate mineral property expenditure, whereby depreciation is calculated using the tonnage of ore extracted from the mine in the period as a percentage of the total tonnage of ore expected to be extracted in current and future periods based on proven and probable reserves. As noted above there are numerous uncertainties inherent in estimating ore reserves which are fundamental to this calculation.

Valuation of inventory Stockpiled ore, work in process and finished goods are valued at the lower of cost and net realizable value (“NRV”). NRV is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventory into saleable form. The determination of both estimated future sales price and production costs requires significant assumptions that may significantly impact the stated value of the Company’s inventory.

Close down and restoration provisions Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the life of the mine. The Company’s accounting policy requires the recognition of such provisions when the obligation occurs. The initial provisions are periodically reviewed during the life of the operation to reflect known developments, e.g. updated cost estimates and revisions to the estimated lives of operations. Although the ultimate cost to be incurred is uncertain, the Company estimates its costs based on studies using current restoration standards and techniques. The initial closure provisions together with changes, other than those arising from the unwind of the discount applied in establishing the net present value of the provision, are capitalised within property plant and equipment and depreciated over the lives of the assets to which they relate.

The ultimate magnitude of these costs is uncertain, and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience on other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates or economic conditions. As a result there could be significant adjustments to the provision for close down and restoration, which would affect future financial results.

Determination of the fair value of stock-based compensation The fair value of share options and other forms of share based compensation granted is computed to determine the relevant charge to the income statement, and liability if applicable. In order to compute this fair value the Company uses different option pricing models that inherently require management to make various estimates and assumptions in relation to the expected life of the award, expected volatility, and the risk-free rate.

Deferred tax assets and liabilities The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

Functional currency The determination of a subsidiary’s functional currency often requires significant judgement where the primary economic environment in which they operate may not be clear. This can have a significant impact on the consolidated results of the Company based on the foreign currency translation method required.

Valuation of financial instruments The Company is required to determine the valuation of its convertible debenture receivable, convertible notes (at inception), and the embedded derivatives within sales contracts. The convertible debenture and notes required discounted cash flow analyses and option pricing models that involve various estimates and assumptions, whilst the valuation of the revenue derivatives requires estimates of settlement dates and forward commodity prices.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Effective January 1, 2011 Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. The three months ended March 31, 2011 is the Company’s first reporting period under IFRS.

The Company has now substantially completed its IFRS changeover plan, with just the post-implementation phase remaining.

The following outlines the Company’s transition project, IFRS transitional impacts and the on-going impact of IFRS on our financial results.

Notes 2 and 25 to the consolidated interim financial statements provide more detail on key Canadian GAAP to IFRS differences, accounting policy decisions and IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), optional exemptions for significant or potentially significant areas that have had an impact on the Company’s financial statements on transition to IFRS or may have an impact in future periods.

Transitional Financial Impact

As a result of accounting policy choices selected and changes that were required to be made under IFRS, the Company has recorded a reduction in shareholders’ equity of $97.3 million as at January 1, 2010. The table below outlines adjustments to shareholders’ equity on adoption of IFRS on January 1, 2010, at March 31, 2010 and December 31, 2010 for comparative purposes. In accordance with IFRS 1, the Company was required to maintain estimates and assumptions in existence at January 1, 2010 including but not limited to metal prices, discount rates, capital and operating costs, reserves and resources.

The following is a summary of the adjustments to shareholders’ equity as at December 31, 2010, March 31, 2010 and January 1, 2010 under IFRS (all of which are outlined in the notes to the consolidated interim financial statements), expressed in thousands of USD:

	December 31	March 31	January 1
	2010	2010	2010
	$	$	$
Total shareholders' equity reported under Canadian GAAP	1,031,772	639,500	537,186

Increase (decrease) net of tax in respect of:

Valuation of Pirquitas mine	(79,842)	(83,068)	(84,018)
Close down and restoration provision	(76)	-	-
Stock based compensation	(56)	(27)	-
Functional currency	4,657	5,787	5,033
Convertible notes	(18,859)	(8,030)	(17,086)
Deferred tax liabilities	554	(6,750)	(1,201)

Total shareholders' equity reported under IFRS	938,150	547,412	439,914

Comprehensive Income Impact

As a result of accounting policy choices selected and changes that were required to be made under IFRS, the Company has recorded an increase in total comprehensive income of approximately $5.6 million and $0.5 million for the three months ended March 31, 2010 and the year ended December 31, 2010, respectively.

The following is a summary of the adjustments to comprehensive income for the three months ended March 31, 2010 and the year ended December 31, 2010 under IFRS (all of which are outlined in the notes to the consolidated interim financial statements), expressed in thousands of USD:

	Year ended	3 months ended
	December 31	March 31
	2010	2010
	$	$
Total comprehensive income (loss) as reported under Canadian GAAP	359,501	(8,186)

Increase (decrease) net of tax in respect of:
Valuation of Pirquitas mine	4,176	950
Close down and restoration provision	(76)	-
Share-based payments	990	372
Functional currency	(376)	754
Convertible notes	(1,773)	9,056
Deferred tax liabilities	(3,354)	(5,549)

Total comprehensive income (loss) as reported under IFRS	359,088	(2,603)

Cash Flow impact

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

Control Activities

For all changes to policies and procedures that have been identified, the effectiveness of internal controls over financial reporting and disclosure controls and procedures have been assessed and any changes have been implemented. In addition, controls over the IFRS changeover process have been implemented, as necessary. The Company has identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. The Company is in the final stages of completing the design, implementation and documentation of the internal controls over accounting process changes resulting from the application of IFRS accounting policies. The existing control framework has been applied to the IFRS changeover process. All accounting policy changes, transitional exemption elections and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Business Activities and Key Performance Measures

The Company is in the process of reviewing the impacts of the IFRS transition project on its compensation arrangements, in particular those that are calculated based on indicators in the financial statements.

Information Technology and Systems

The IFRS transition project did not have a significant impact on information systems for the convergence periods, nor is it expected that significant changes are required in the post-convergence periods.

Post-Implementation

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. It has been noted that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that the Company has selected. In particular, there may be additional new or revised IFRSs or Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) in relation to consolidation, financial instruments, leases, revenue recognition and stripping costs in the production phase of a surface mine. The International Accounting Standards Board is also currently working on an extractive industries project, which could significantly impact the financial statements of the Company primarily in the areas of capitalization of exploration costs and disclosures. Processes are in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

15. FUTURE ACCOUNTING CHANGES

IFRS 9, Financial Instruments (“IFRS 9”) was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces mulitiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss (“FVTPL”). IFRS 9 also replaces the models for measuring equity instruments, and such investments are either recognised at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognised in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

16. INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2011, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

17. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward looking statements”) related to the Company and its operations, and in particular, the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. These forward looking statements relate to, among other things: future production of silver and other metals; future cash costs per ounce of silver; the price of silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our San Luis and Pitarrilla projects and other development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver and other payable metal produced by the Company; timing of production and the cash and total costs of production at our Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects including; future sales of the metals, concentrates or other products produced by the Company; and the Company’s plans and expectations for its properties and operations. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production and cost estimates for the Pirquitas Mine; uncertainty of production at our mineral exploration properties; risks and uncertainties associated with new mining operations, including start-up delays and operational issues; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for silver, gold and base metals and certain other commodities; our history of losses; and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to our covenants given with respect to our 4.5% convertible senior notes due 2028; differences in U.S. and Canadian practices for reporting mineral resources and reserves; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, the United States, Argentina, Mexico, Peru or other countries where the Company holds assets or may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits we have obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on our properties; uncertainties related to title to our mineral properties and the surface rights thereon; our ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Argentine peso, Peruvian sol and Mexican peso); increased costs affecting the mining industry, including the current high rate of inflation in Argentina; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of our directors’ and officers’ involvement with other natural resource companies; our ability to attract and retain qualified management to grow our business; risks related to estimates of future income tax assets and liabilities; risks related to claims and legal proceedings; our ability to maintain adequate internal control over financial reporting; our ability to monetize the full value of our interest in Pretium and to consolidate the 100% ownership of Reliant Ventures S.A.C. (our subsidiary that holds the San Luis project); and those factors identified under the heading “Risk Factors” in the Company’s most recent Form 20-F and Annual Information Form filed with the United States Securities and Exchange Commission (the “SEC”) and Canadian and Provincial securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Risks and Uncertainties”. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this MD&A are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.